Exhibit 99.1

May 23, 2016

Principal Stakeholders and KGI enter into a Letter of Intent for a Potential Acquisition of Catalyst Paper

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) ("Catalyst" or the "Company") announced today that its board of directors has received a copy of an expression of intent among Kejriwal Group International ("KGI") and the four largest shareholders of the Company holding or controlling approximately 79% of its outstanding common shares, including Mudrick Capital Management, L.P., Cyrus Capital Partners, LP, Oaktree Capital Management, LP and Stonehill Capital Management LLC (collectively, the "Principal Securityholders"). The Principal Securityholders have completed Schedule 13D filings with the United States Securities and Exchange Commission, including a copy of the expression of interest.
The expression of intent contemplates a timeline during which KGI and the Principal Securityholders will pursue a transaction the indicative terms of which include that:
(a)	common shares would be acquired for C$6.00 per share, except those held by the Principal Securityholders which would be exchanged for interests in a new junior convertible term loan;
(b)	existing credit facilities would have their maturities extended, or be refinanced;
(c)	existing PIK toggle senior secured notes due October 2017 would be exchanged for interests in a new 5-year US$260.5 million term loan;
(d)
KGI would commit to equity investments on or after closing of (i) C$25 million in the Company and (ii) C$35 million in a newly formed guarantor of the new term loans entered into as part of the transaction; and

(e)	trade and other obligations would remain unaffected.
The board of directors has indicated that it is encouraged by KGI's proposal which could provide the Company with a significant amount of capital which further enhances and accelerates Catalyst's planned growth initiatives. The board of directors will be pleased to review and evaluate any proposal which may result from the expression of intent among KGI and the Principal Securityholders. There can be no assurance that any definitive proposal will be made, that any agreement will be executed and on what terms, or that this or any other transaction will be approved or consummated.
The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law. Interested stakeholders may access the Principal Stakeholders' filings from time to time with the U.S. Securities and Exchange Commission by visiting EDGAR on the SEC website at www.sec.gov/edgar.shtml.

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain statements in this news release, including, without limitation, the statements describing a proposed transaction involving the securities of Catalyst and the terms thereof, the impact of the transaction on the obligations of Catalyst, the capital that could be provided to the Company pursuant to the transaction and the resulting enhancement and acceleration of its planned growth initiatives, are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including (i) that the term sheet relating to the potential transaction is subject to the execution of definitive agreements, the completion of due diligence by KGI satisfactory to it, the agreements and consents of third party lenders and other stakeholders, and other material conditions, (ii) the results of negotiations relating to a potential transaction and the actual terms thereof, (iii) the failure to complete a definitive transaction or to satisfy any regulatory requirement, closing condition or consent that may be required in connection with any potential transaction, and (iv) other factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For more information contact:

Frank De Costanzo
Senior Vice President & Chief Financial Officer
 (604) 247-4014